Filed Pursuant to Rule 433

Registration No. 333-131723

February 14, 2006

Pricing Term Sheet for 5.25% Senior Notes due 2011

Issuer:	Cisco Systems, Inc.
Ticker:	CSCO
Ratings:	A1 / A+
Security Type:	SEC Registered
Size:	$3,000,000,000
Maturity:	February 22, 2011
Coupon:	5.25%
Price:	99.809%
Yield:	5.294%
Spread:	+70
TSY:	98-16
Trade Date	February 14, 2006
Pay Dates:	February 22 and August 22
Make-Whole:	+15
Settlement:	February 22, 2006
Bookrunners:	Citigroup Global Markets Inc. J.P. Morgan Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated
Senior Co-Managers:	Goldman, Sachs & Co. Banc of America Securities LLC Deutsche Bank Securities Inc.
Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC HSBC Securities (USA) Inc. Lehman Brothers Inc. Wachovia Capital Markets, LLC Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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